UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 16)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

29268T102
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 20th Floor
Los Angeles, California 90067
(310) 584-1234
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person David Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 1,134,880
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,134,880
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,880
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 4.9% (2)
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 15 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.
(2) Based on Form 10-Q filed 5/12/11 showing 24,756,517 shares outstanding.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 1,134,880
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,134,880
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,880
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 4.9% (2)
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 15 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.
(2) Based on Form 10-Q filed 5/12/11 showing 24,756,517 shares outstanding.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 1,134,880
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,134,880
11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,134,880
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 4.9% (2)
14. Type of Reporting Person OO
__________________
(1) See Item 5(a) of this Amendment No. 13 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.
(2) Based on Form 10-Q filed 5/12/11 showing 24,756,517 shares outstanding.

CUSIP No. 292687102

Item 1. Security and Issuer

This Amendment No. 16 to Schedule 13D (this "Amendment") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4. Purpose of Transaction.

This Amendment is being filed to correct typographical errors which indicated that two of the Reporting Persons owned 22% of the outstanding shares when in fact all Reporting Persons share beneficial ownership of 4.9% of the outstanding Common Stock.

CUSIP No. 292687102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: July 8, 2011	/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 16 to Schedule 13D

The undersigned agree that the Amendment No. 16 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.

Dated: July 8, 2011	/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

EXHIBIT B

POWER OF ATTORNEY

Monica Chavez Gelbaum and David Gelbaum each hereby constitutes and appoints Joseph P. Bartlett as his or her true and lawful attorney-in-fact and agent, acting alone, with full power and substitution and resubstitution, to sign on her behalf, individually and in each capacity stated below, all reports of beneficial ownership on Forms 3, 4 and 5, and reports on SC13D, of the Securities and Exchange Commission, and any and all amendments, exhibits and any other documents related thereto, and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

This has been duly executed by the following persons in the capacities indicated on February 10, 2011.

Signature

/s/ Monica Chavez Gelbaum

/s/ David Gelbaum